

October 4, 2013

Via E-mail
Paul Bundschuh
Chief Executive Officer
Ideal Power Inc.
5004 Bee Creek Road, Suite 600
Spicewood, Texas 78669

> **Re: Ideal Power Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 18, 2013**
> **File No. 333-190414**

Dear Mr. Bundschuh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1.   We note your response to prior comment 8. Please add a risk factor to highlight the risk related to the right to sublicense the invention mentioned on page 26 and the march-in rights mentioned on page 27.

Business Strategy, page 27

2.   We note your response to prior comment 12. Please continue to eliminate disclosure that appears to be marketing. For example, we note the disclosure in the first sentence on page 29 to "continuously improve the value proposition of [y]our technology," the disclosure in the penultimate paragraph on page 37 that you still are "currently negotiating a strategic supplier agreement with an industry leader" and the disclosure in

the last paragraph on page 37 about the market "may be one of [y]our fastest growing market opportunities."

Research and Development Costs, page 35

3.   Please revise to also disclose the amount of research and development costs recorded as cost of sales or tell us why you do not believe that this disclosure is required.

Critical Accounting Policies and Estimates, page 39

Revenue Recognition, page 39

4.   We reference your response to prior comments 23 and 24. Please revise to disclose the terms and conditions of the research and development grants, including how and when you receive "reimbursement" for related research and development expenses. Please also disclose how the conditions under which the grants were provided are considered in your revenue recognition. In addition, please clarify any contingencies or ongoing obligations related to these arrangements and whether you are required under any circumstances to repay monies received under the grants.   We reference the statement on page 41 that the APRA-E grant requires that you contribute to cost-sharing. Please clarify what this means and how you account for cost-sharing amounts.

5.   As a related matter, please further clarify how the economics of the research and development arrangements support the classification as revenue rather than other operating income or as a reduction to research and development expense.

Stock-Based Compensation and Convertible Promissory Notes and Warrants, page 40

6.   We note the revisions made on page 40 in response to our comments 25 – 27.   Please also revise to disclose how you determined the estimated fair value of your stock that is used in the Black-Scholes option valuation model.

Interest expense, page 41

7.   Please revise to disclose the reason for the significant increase in amortization of debt discount during the six months ended June 30, 2013.

Directors, Executive Officers and Corporate Governance, page 44

8.   We note the reference on page 46 to "Satcon Technology Corporation, a public company." Please briefly update the disclosure regarding Satcon Technology Corporation.

9.   Please balance the disclosure on page 46 regarding Mr. Eisenhaure's business experience
with Satcon Technology Corporation with any negative information, like losses.

Security Ownership of Certain Beneficial Owners and Management, page 54

10.   Please include a row in the table for Mr. Eisenhaure.

Capitalization, page 65

11.   We note the response to prior comment 30. We continue to not be able to reconcile the
last two columns in the table on page 66. Please provide a detailed reconciliation from
the amounts in the balance sheet at June 30, 2013 to the adjusted amounts in the table.

Financial Statements

Condensed Financial Statements for the six months ended June 30, 2013

Condensed Statement of Operations, page F-3

12.   Please revise to separately state the cost of revenues related to royalty revenues on the
face of the statement of operations.

Note 9. Common and Preferred Stock, page F-14

13.   We reference the disclosure that the fair value of common stock issued for services was
based upon the evaluation of fair value made by the Board of Directors which considered
the values associated with securities offerings during the periods. Please tell us what
securities offerings the Board of Directors considered and how it determined that this was
the best estimate of fair value of the company.

Note 17. Subsequent Events, page F-17

14.   We see that you issued 838,756 stock options in July 2013. Please revise to disclose how
you determined the estimated fair value of your common stock used in the Black-Scholes
pricing model. Please reconcile the fair value used in the valuation with the IPO price.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kevin Friedmann, Esq.